UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Hong Kong Club Building, 12th Floor
3A Chater Road, Central
Hong Kong
Telephone: +852-2846-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

1 Represents 17,050,297 Class A Ordinary Shares held by Mr. Shaoyun Han as of September 5, 2017, including (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited , and (viii) 56,576 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of August 30, 2017. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share.  The Reporting Persons expressly disclaim beneficial ownership over these shares.
2 Based on 57,544,567 Class A Ordinary Shares, which represents the sum of (i) 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017, including ADSs, (ii) 7,206,059 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by Mr. Han as of March 31, 2017, and (iii) 56,576 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of August 30, 2017.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Wise Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON OO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 14 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 15 of 19

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER 17,050,297 Shares[1]
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER 17,050,297 Shares[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,876,560 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5% of Class A Ordinary Shares[2]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 16 of 19

Item 1.	Security and Issuer
Item 1 of the Original Schedule 13D (as defined below) is hereby amended by replacing it in its entirety with the following:
The following constitutes Amendment No. 2 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission by the undersigned on June 22, 2015, as amended by Amendment No.1, which was filed with the Securities and Exchange Commission on July 14, 2015 (the “Original Schedule 13D”).  This Amendment relates to the shares of Class A Ordinary Shares, par value $0.001 per share (the “Class A Ordinary Shares”) of Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China.  Except as specifically amended by this Amendment, the Original Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Original Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a) and (b) of Item 5 of the Original Schedule 13D are hereby amended and supplemented by the following:
(a) and (b)
Talent Fortune Investment Limited, a Cayman Islands exempted limited liability company (“Talent”), directly beneficially owns 6,826,263 shares of Class A Ordinary Shares out of 57,487,991 Class A Ordinary Shares outstanding as of June 30, 2017.  Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share.  Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.  The shares that Talent directly beneficially owns represent 11.9% of the Class A Ordinary Shares outstanding.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.
Mr. Shaoyun Han and the entities directly or indirectly controlled by Mr. Han, excluding the Issuer and its subsidiaries (the “Founder Entities”), own 14,993,721 ordinary shares, comprised of 7,787,662 Class A Ordinary Shares (including ADSs) and 7,206,059 Class B Ordinary Shares.  The shares owned by Founder Entities represent 15.5% of the Class A Ordinary Shares and 100% of the Class B Ordinary Shares outstanding, and together represent 26.1% of all outstanding shares, or 65.3% of total votes. 3  The Founder Entities also own options to purchase 56,576 Class A Ordinary Shares, which, if redeemed, would represent 0.1% of all shares that would be outstanding following such redemption.  Talent and Talent Wise Investment Limited, a Cayman Islands exempted limited liability company (“Talent Wise”), may be deemed to share voting and dispositive power with respect to and have beneficial ownership of all shares owned by the Founder Entities.

3 Each holder of Class A Ordinary Share is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for vote.  Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote by Issuer’s shareholders, except as may otherwise be required by law.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 17 of 19

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following.
Convertible Bond Purchase Agreement
On July 14, 2015, Talent and Talent Wise (together, “KKR CBPA Parties”) entered into a Convertible Bond Purchase Agreement (the “CBPA”) with Moocon Education Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Mr. Han (“Moocon”), and Mr. Han (together, the “Founder CBPA Parties”).  On July 15, 2015, Talent Wise purchased a convertible bond with an aggregate principal amount of $20,500,000 (the “Bond”) from Moocon in accordance with the terms of the CBPA.  The Bond is convertible into ordinary shares of par value $0.000001 per share in the capital of Moocon, such that upon conversion Talent Wise would hold 99.9999% of the entire issued share capital of Moocon.  Moocon used all of the proceeds from the issuance of the Bond to pay the purchase prices for the Issuer’s Class A Ordinary Shares under the GS SPA and the IDG SPA.
Pursuant to the Amendment Deed dated August 30, 2017, the maturity date of the Bond was extended from the end of the twenty-sixth (26th) month from the issuance date to the end of the twenty-seventh (27th) month from the issuance date.  The Bond can be redeemed by Moocon in full or in part at any time before the tenth business date prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon.  Talent Wise has the right to convert all of the Bond and any interest into such number of fully paid shares of Moocon as is equal to the principal amount divided by $0.0001, at any time after the tenth business day prior to the maturity date until the day prior to the maturity date.  Should Talent Wise exercise its conversion right, it would obtain beneficial ownership of any shares of Class A Ordinary Shares held by Moocon.
On August 18, 2017, Moocon partially redeemed the Bond by repaying a principal in the amount of $8,326,285, together with all interest accrued and unpaid thereon from the date of issuance of the Bond to August 18, 2017, to Talent Wise.  On August 29, 2017, Moocon further partially redeemed the Bond by repaying a principal in the amount of $9,038,009, together with all interest accrued and unpaid thereon from the date of issuance of the Bond to August 29, 2017, to Talent Wise.
Item 7.	Material to Be Filed as Exhibits
The information set forth in Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following.
Exhibit I	Amendment Deed dated August 30, 2017, by and among Talent, Talent Wise, Moocon, Mr. Han and Techedu.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 18 of 19

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2017

Talent Fortune Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Wise Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Fortune Holdings Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings L.P.
By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

CUSIP No. G8675B 105	SCHEDULE 13D	Page 19 of 19

KKR Fund Holdings GP Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.
By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.
By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR Management LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

Henry R. Kravis

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Henry R. Kravis

George R. Roberts

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for George R. Roberts

[Signature Page to Schedule 13D Amendment No. 2]

EXHIBIT I

THIS DEED is dated August 30, 2017 and made among:
(1)	Talent Wise Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, the Cayman Islands (the "Holder");
(2)	Talent Fortune Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, the Cayman Islands (the "Holder Affiliate");
(3)	Shaoyun HAN, a PRC passport holder (passport number: G28028622) (the "Founder");
(4)	Moocon Education Limited, a company with limited liability incorporated in the British Virgin Islands with its registered office at the offices of Trident Trust Company (BVI) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands (the "Issuer"); and
(5)	Techedu Limited, a company with limited liability incorporated in the British Virgin Islands with its registered office at the offices of Trident Trust Company (BVI) Limited, Trident Chambers, PO Box 146, Road Town, Tortola, the British Virgin Islands (the "Issuer Affiliate", and, together with the Issuer, the "Chargors", and each a "Chargor").
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions
In this Deed:
"Bond" means the convertible bond in the aggregate principal amount of US$20,500,000 issued by the Issuer to the Holder on July 15, 2015 pursuant to the Bond Purchase Agreement.
"Bond Purchase Agreement" means the convertible bond purchase agreement dated July 14, 2015 among the Holder, the Holder Affiliate, the Issuer and the Founder.
"Party" means a party to this Deed.
"Share Charge Agreement" means each of the following share charge agreements in respect of charges over shares in Listco: (a) the share charge agreement dated July 15, 2015 between the Holder as chargee and the Issuer as chargor and (b) the share charge agreement dated July 15 between the Holder as chargee and the Issuer Affiliate as chargor.
1.2	Incorporation of defined terms
(a)	Unless a contrary indication appears, terms defined in the Bond or the relevant Share Charge Agreement (as applicable) shall have the same meanings in this Deed, mutatis mutandis, as if the same were set out in full in this Deed.
(b)	The construction set out in Clause 1.3 (Interpretation) of the Bond Purchase Agreement shall have effect as if set out in this Deed.
1.3	Third Party Rights
(a)	Unless expressly provided to the contrary in this Deed, a person who is not a Party has no right to enforce or to enjoy the benefit of any term of this Deed.

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(b)	The consent of any person who is not a Party is not required to rescind or vary this Deed at any time.
2.	AMENDMENT
2.1	Amendment
With effect from (and including) the date of this Deed, the definition of Maturity Date under the Bond shall be replaced with the following, and the terms of the Bond and each other Transaction Document shall be read and construed accordingly:
"Maturity Date" means October 14, 2017, which is the end of the twenty-seventh (27th) month from the Issuance Date (as defined in the Bond).
2.2	Transaction Document
The Parties designate this Deed as a Transaction Document.  The definition of Transaction Document shall be expanded to include this Deed (in addition to the agreements and documents referred to in the definition of  Transaction Document under the Bond Purchase Agreement), and the terms of each Transaction Document shall be read and construed accordingly.
3.	CONTINUING EFFECT
Except as amended by this Deed, the Bond and each other Transaction Document shall remain in full force and effect.  Any reference in any Transaction Document to the Bond shall be construed as a reference to the Bond as amended by this Deed.
4.	SECURITY CONFIRMATION
Each Chargor confirms for the benefit of each of the Holder and the Holder Affiliate that the Security created by the relevant Share Charge Agreement to which such Chargor is a party shall, unless and until fully discharged in accordance with the terms of the Transaction Documents:
(a)	(i) remain in full force and effect notwithstanding the amendments under this Deed and (ii) extend to any new obligation assumed by Obligor as a result of the amendments under this Deed; and
(b)	continue to secure the Secured Obligations thereunder as amended by this Deed.
5.	REPRESENTATIONS
Each Party represents and warrants to each other Party on the date hereof that:
(a)	such Party has the full power and authority to enter into, execute and deliver this Deed and to perform the transactions contemplated hereunder, and, if such Party is not an individual, such Party is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization;
(b)	the execution and delivery by such Party of this Deed and the performance by such Party of the transactions contemplated hereunder have been duly authorized by all necessary corporate or other action of such Party;
(c)	assuming the due authorization, execution and delivery hereof by the other Parties, this Deed constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms; and

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(d)	the execution, delivery and performance of this Deed by such Party and the consummation of the transactions contemplated hereby will not (i) if such Party is not an individual, violate any provision of any organizational or governance document of such Party, (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority in such Party's country of organization or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, other than any such consent, approval, action or filing that has already been duly obtained or made or otherwise explicitly required hereunder or (iii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which such Party is a party or by which such Party is bound.
6.	MISCELLANEOUS
6.1	Further assurance
Each Party shall do and perform, or cause to be done and performed, all such acts and things, and shall execute and deliver all other agreements and documents, as any other Party may reasonably request in order to give full effect to the amendments as contemplated under this Deed.
6.2	Counterparts
This Deed may be executed in any number of counterparts, and each has the same effect as if the signatures on the counterparts were on a single copy of this Deed.
7.	GOVERNING LAW
This Deed shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to its conflicts of law principles.

This Deed has been delivered on the date stated at the beginning of this Deed.
(Signature Pages Follow)

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SIGNATURES
IN WITNESS WHEREOF this document has been executed as a DEED and DELIVERED on the date stated at the beginning of this DEED.

HOLDER

EXECUTED and DELIVERED	)
as a DEED by	)
TALENT WISE INVESTMENT LIMITED	)
acting by its director, William J. Janetschek	)	/s/ William J. Janetschek

HOLDER AFFILIATE

EXECUTED and DELIVERED	)
as a DEED by	)
TALENT FORTUNE INVESTMENT	)
LIMITED	)
acting by its director, William J. Janetschek	)	/s/ William J. Janetschek

[Signature page to Amendment Deed]

FOUNDER

EXECUTED and DELIVERED	)
as a DEED by	)
SHAOYUN HAN	)	/s/ Shaoyun Han

ISSUER

EXECUTED and DELIVERED	)
as a DEED by	)
MOOCON EDUCATION LIMITED	)
acting by its director, Shaoyun HAN	)	/s/ Shaoyun Han

ISSUER AFFILIATE

EXECUTED and DELIVERED	)
as a DEED by	)
TECHEDU LIMITED	)
acting by its director, Shaoyun HAN	)	/s/ Shaoyun Han

[Signature page to Amendment Deed]